Aridis Pharmaceuticals, Inc.

5941 Optical Ct.

San Jose, California 95138

July 16, 2018

Ms. Erin Jaskot

Mr. Jeffrey Gabor

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:                             Aridis Pharmaceuticals, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted April 20, 2018

CIK No. 0001614067

Dear Ms. Jaskot and Mr. Gabor:

This letter sets forth the responses of Aridis Pharmaceuticals, Inc., a  Delaware corporation (the “Company” or “we”), to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 2, 2018 (“Comments Letter”) concerning the Company’s Registration Statement referenced above (as amended, the “Filing”).

Amendment No 1. to DRS of Form S-1 Submitted April 20, 2018

Summary Consolidated Financial Data, page 10

1.                                      As previously requested, revise your pro forma net loss per share calculation to only disclose the latest fiscal year. We note your change to the description of the adjustments in the pro forma footnote on pages 10 and 76; however, we are unable to locate your quantification or clear explanation of how the amounts were computed. Revise this disclosure to provide the previously requested disclosures or tell us where you have provided it in the filing.

Response: The Company respectfully advises the Staff that (i) we have revised our pro forma net loss per share calculation to only disclose the latest fiscal year and (ii) we have updated the disclosure in the pro forma footnotes to provide a quantification and clear explanation of how the amounts were computed.

2.                                      As a related matter, your net loss per share attributable to common stockholders, basic and diluted, for the year ended December 31, 2017 as presented on page 76 differs from the amounts presented on pages 10 and F-4.  Please revise to correct this inconsistency.

Response: The Company respectfully advises the Staff that we have corrected the inconsistency noted above.

Licensing Agreements, page 128

3.                                      We note your response to prior comment 9. Confidential treatment is generally not appropriate for information that is material to investors. For each material agreement discussed in this section, please disclose all material terms including amounts paid to date, aggregate milestone amounts to be paid or received, the amounts of any material “other payments,” the royalty term, the duration of the agreement and the date of the last to expire patent where such expiration would trigger termination.

Response: The Company respectfully advises the Staff that we have disclosed all material terms including amounts paid to date, aggregate milestone amounts to be paid or received, the amounts of any material “other payments,” the royalty term, the duration of the agreement and the date of the last to expire patent where such expiration would trigger termination for the license agreements.

Management, page 147

4.                                      Please clarify the business experience of Mr. Drummer during the past 5 years as required by Item 401(e) of Regulation S-K.

Response: The Company respectfully advises the Staff that we have clarified the business experience of Mr. Drummer during the past 5 years as required by Item 401(e) of Regulation S-K.

Sincerely,

/s/ Vu Truong
Vu Truong
Chief Executive Officer

cc: Jeffrey Fessler, Sheppard, Mullin, Richter & Hampton LLP